23003268

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SEP 13 2023

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SEC FILE NUMBER
8-67538

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MEDIOBANCA SECURITIES USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 BROADWAY, 37TH FLOOR

(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 231-1000	LALMERINI@CFOPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

COHNREZNICK LLP

(Name – if individual, state last, first, and middle name)

1301 AVENUE OF THE AMERICAS	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, PIERLUIGI GASTONE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MEDIOBANCA SECURITIES USA, LLC, as of JUNE 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed on September 11, 2023

Signature: ______________________

Title: CEO

Notary Public

ANNA MARIA CANDRAMAN
Notary Public - State of New York
No. 01CA6382246
Qualified in Kings County
My Commission Expires Oct. 22, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and
Report of Independent Registered Public Accounting Firm)

Year Ended June 30, 2023

Mediobanca Securities USA, LLC

Facing Page

Index

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of June 30, 2023, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

CohnReznick LLP

New York, New York
September 8, 2023

Mediobanca Securities USA, LLC
Statement of Financial Condition
June 30, 2023

ASSETS	
Cash	$6,906,610
Due from Parent	233,057
Accounts receivable	84,332
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $21,456	147,055
Deferred tax asset	158,672
Operating lease right-of-use asset	808,184
Prepaid income taxes	24,891
Other assets	71,863
Total assets	$8,434,664
LIABLITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 75,159
Accrued payroll and related benefits	1,111,211
Due to parent	105,929
Lease liability	873,917
Total liabilities	2,166,216
Member's equity	6,268,448
Total liabilities and member's equity	$8,434,664

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Operations
Year Ended June 30, 2023

Revenue:	
Commission income – related party	$2,041,035
Research fee income	653,432
Placement fee income – related party	170,818
Total revenue	2,865,285
Expenses:	
Compensation and benefits	2,489,954
Rent	298,984
Professional fees	511,747
Travel and entertainment	194,629
Market data research	133,050
Regulatory fees	24,171
Communications	69,167
Insurance	21,177
Office	79,471
Depreciation	21,456
Other expenses	25,550
Total operating expenses	3,869,356
Net loss from operations	(1,004,071)
Other Income:	
Loss reimbursement - related party	1,004,071
Income before provision for income taxes	-
Provision for income taxes	969
Net loss	$ (969)

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2023

Balance as of July 1, 2022	$6,269,417
Net loss	(969)
Balance as of June 30, 2023	$6,268,448

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Cash Flows
Year Ended June 30, 2023

Cash flows from operating activities:	
Net loss	$ (969)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	21,456
Deferred tax provision	2,047
Amortization - operating lease right-of-use asset	265,784
Accretion of lease liability	(200,051)
Changes in operating assets and liabilities:	
Due from Parent	(40,199)
Accounts receivable	(76,412)
Prepaid income taxes	(24,891)
Other assets	-
Accounts payable and accrued expenses	(87,457)
Accrued payroll and related benefits	151,312
Due to Parent	105,929
Net cash provided by operating activities	116,549
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements	(99,996)
Net cash used in investing activities	(99,996)
Net increase in cash	16,553
Cash at beginning of the year	6,890,057
Cash at end of the year	$6,906,610

Supplemental Disclosure of Cash Flow Information:	
Cash payments of income taxes	$ 85,400

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Notes to Financial Statements
Year Ended June 30, 2023

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. In November 2014, the Company was approved by FINRA to trade foreign options securities. In May 2015, the Company was approved by FINRA to participate in underwritings as a selling group member. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations. On December 12, 2022, the Company registered with the Commodity Futures Trading Commission ("CFTC") and is regulated by the National Futures Association ("NFA"). The Company can provide brokerage services for index derivatives that have futures contracts as the underlying security.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company accounts for revenue under Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and€) recognize revenue when (or as) the entity satisfies a performance obligation.

Commission income, placement fee income, and advisory fee income are all recognized by the Company when allocated to the Company by its Parent pursuant to revenue sharing agreements (see Note 2 – Related party transactions). The Parent allocates income monthly based upon the trades executed during the month. The majority of trades settle within three business days. Placement and advisory fee income is allocated once the related transactions are closed.

Not– 1 - Business and summary of significant accounting policies (continued):

Commission Income:

Securities transactions and related commission revenue, which are all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis. In the Company's statement of financial condition, due from Parent included $232,498 commissions receivable from the Parent at June 30, 2023 and $192,858 commissions receivable from the Parent at June 30, 2022.

Research fee income:

Revenue from research fees is recognized as the services are performed (performance obligation has been satisfied) or delivered and collection reasonably assured. In the Company's statement of financial condition, accounts receivable included $84,332 research fees receivable at June 30, 2023 and $7,920 research fees receivable at June 30, 2022.

Placement fee income:

Placement fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No placement fees were receivable from the Parent at June 30, 2023 and at June 30, 2022.

Advisory fee income:

Advisory fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No advisory fees were receivable from the Parent at June 30, 2023 and at June 30, 2022.

Cash and cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased. There are no cash equivalents at June 30, 2023.

Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life or lease term.

Leases:

The Company accounts for leases under Accounting Standards Codification ("ASC") 842 for its financial statements and records right-of-use assets and lease liabilities for its operating leases. The right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or

Note 1 - Business and summary of significant accounting policies (continued):

deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2023. The Company's U.S. federal and state income tax returns prior to fiscal year 2020 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2023.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted. For the year ended June 30, 2023, there were no new options granted, no unexercised options were outstanding, and no stock-based compensation expense was incurred.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed federal or other applicable insurance limits. The Company has not experienced any losses in such accounts. As of June 30, 2023, the amount in excess of federally insured limits was $6,643,065.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European market.

Credit losses:

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable are stated at amounts due from customers, net of an allowance for credit losses. The Company determines its allowance for credit losses by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable against the allowance account when they become uncollectible. The Company incurred no credit losses during the year ended June 30, 2023, and as of June 30, 2023, there was no balance for the allowance for doubtful accounts.

Foreign currency:

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions:

The Company has commission and expense-sharing agreements with the Parent. Due from Parent of $233,057 at June 30, 2023 includes $232,498 commissions due from Parent, and $559 due from Parent resulting from expense-sharing agreements.

The Commission sharing agreements provide for 10% of the commission generated by the Company from its U.S. clients to be allocated to the Parent, with the residual 90% allocated to the Company. In addition, 33% of the commission generated by the Parent from the Parent's clients' trades in U.S. equity securities are allocated to the Company, with the residual 67% allocated to the Parent. The allocation of commissions from the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including trade execution, transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date.

The Company has an expense sharing agreement with the Parent regarding certain administrative expenses. For the year ended June 30, 2023, administration expenses charged by the Parent were $37,200 and are included in professional fees on the accompanying statement of operations.

On June 23, 2023, the Company and its Parent entered into a Letter Agreement effective July 1, 2022 which states that should the Company not be able to generate enough volume of business to ensure that the revenues (the commissions paid or retroceded by its Parent) cover the costs incurred by the Company, the Company will receive from its Parent an additional remuneration that guarantees break-even pre-tax income. Pursuant to this agreement, on June 30, 2023, the Company received from its Parent a payment of $1,110,000 based on its estimated pre-tax operating results for the year ended June 30, 2023. The Company has reported the portion of that payment necessary to achieve break-even pre-tax income, $1,004,071, as Loss reimbursement – related party in the statement of operations and has recorded the Parent's overpayment of $105,929 within due to parent in the statement of financial condition. Based on discussions and agreement with its Parent, intercompany balances arising from this Letter Agreement will be settled separately from intercompany balances resulting from revenue and expense sharing agreements; therefore, they have been reported separately in the statement of financial condition.

Note 3 - Income taxes:

At June 30, 2023, the Company has deferred tax assets of $158,672 and prepaid income taxes of $24,891, both reported as assets in the statement of financial condition.

The Company evaluated its valuation allowance at year-end and determined the deferred income tax asset will more than likely be realized in the future and therefore no valuation allowance is required at the year-end. The tax effects of temporary differences that give rise to significant portions of deferred tax assets at June 30, 2023 are comprised of the following:

	As of June 30, 2023
Deferred tax assets	
Accrued bonuses	$ 135,457
Rent	19,069
Other	4,146
Total deferred tax assets	$ 158,672

Note 3 - Income taxes (continued):

The expected tax provision based on the U.S. federal statutory rate is as follows:

	As of June 30, 2023
Statutory federal income tax rate	21.0%
State taxes, net of federal tax provision	8.1%
Income tax provision	29.1%

Although the expected tax provision based on the Company's pre-tax income is $-0-, the Company's taxable income differs from its pre-tax income due to certain non-deductible expenses and timing differences related to accrued bonuses and deferred rent. As a result, the Company's tax provision for the year ended June 30, 2023 was $969 as follows:

	As of June 30, 2023
Federal	
Current	$ (701)
Deferred	1,433
State	
Current	(377)
Deferred	614
Income tax expense	$ 969

Note 4 - Commitments:

Leases:

The Company signed a five-year lease for new office space on March 31, 2022. Upon commencement of the lease on June 1, 2022, the Company recorded a right-of-use asset and lease liability of $1,073,968 for this lease. The Company used its incremental borrowing rate as the discount rate. The imputed interest rate pertaining to the Company's office lease is 7.0%. As of June 30, 2023, the weighted-average remaining lease term for this operating lease was four years.

Future minimum lease payments under such commitments are:

For the year ending June 30,	
2024	$ 258,144
2025	265,888
2026	273,865
2027	282,081
Total operating lease payments	1,079,978
Less: imputed interest	(206,061)
Total lease liability	$ 873,917

Rent expense for the year ended June 30, 2023 was $298,984.

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $325,000 per year, a minimum guaranteed bonus of $35,000, and a severance package of $630,000 if the executive's employment is terminated for any reason other than for cause or by request of the executive.

Note 5 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated useful lives	As of June 30, 2023
Office equipment	5	$ 33,496
Office furniture	7	67,728
Leasehold improvements	5	67,287
		168,511
Less accumulated depreciation & amortization		(21,456)
Total		$ 147,055

Depreciation expense for the year ended June 30, 2023 was $21,456.

Note 6 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit-sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2023 were $125,260 and are included in compensation and benefits in the statement of operations.

Note 7 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company has net capital of $5,548,578, which exceeded the minimum requirement of $250,000 by $ 5,298,578. The Company's percentage of aggregate indebtedness to net capital was 23.29%.

Note 8 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 9 - Subsequent events:

The Company has evaluated the possibility of subsequent events affecting the Company's financial statements through the date the financial statements were issued and has determined that there are no material events that would require disclosure in the Company's financial statements.

Mediobanca Securities USA, LLC
SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2023

Net Capital:	
Total member's equity	$6,268,448
Liabilities subordinated to claims creditors	-
Total capital and allowable subordinated liabilities	6,268,448
Deduct nonallowable assets	
Due from Parent	233,057
Accounts receivable	84,332
Furniture, equipment, and leasehold improvement, net of accumulated depreciation of $367,229	147,055
Deferred tax asset	158,672
Prepaid income taxes	24,891
Other assets	71,863
Total nonallowable assets	719,870
Net Capital	$5,548,578
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 75,159
Accrued payroll and related benefits	1,111,211
Due to parent	105,929
Aggregate indebtedness:	$1,292,299
Computation of basic net capital requirement	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum dollar net capital requirement)	$ 250,000
Excess net capital	$5,298,578
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$5,248,578
Percentage of aggregate indebtedness to Net Capital	23.29%

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of June 30, 2023.

See Report of Independent Registered Public Accounting Firm.

Mediobanca Securities USA, LLC
SCHEDULE II – Computation for Determination of
Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2023

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

Mediobanca Securities USA, LLC
SCHEDULE III – Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2023

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16

To the Member and Board of Directors
Mediobanca Securities USA, LLC

In planning and performing our audit of the financial statements of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of and for the year ended June 30, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 under the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry commodity futures and options trading accounts for customers or perform custodial functions related to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CohnReznick

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2023, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
September 8, 2023

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Mediobanca Securities USA, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023, with the SIPC Net Operating Revenues amount reported in Form SIPC-7 for the year ended June 30, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

CohnReznick

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
September 8, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended JUNE 30, 2023

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MEDIOBANCA SECURITIES USA, LLC
565 FIFTH AVENUE - FLOOR 21
NEW YORK, NY 10017

FINRA 8-67538 JUNE

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LOUIS A ALMERINI (908) 231-1000

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 4,298
B.	Less payment made with SIPC-6 filed (**exclude interest**) JANUARY 30, 2023 Date Paid	(1,744)
C.	Less prior overpayment applied	(- 0 -)
D.	Assessment balance due or (overpayment)	2,554
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	- 0 -
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,554

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 2,554

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MEDIOBANCA SECURITIES USA, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 14th day of JULY, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2022
and ending JUNE 30, 2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,869,356
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	- 0 -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Loss reimbursement from parent (1,110,000 net of amount to be refunded to parent)	1,004,071
(Deductions in excess of $100,000 require documentation) (See attached receipt and letter agreement.)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,004,071
2d. SIPC Net Operating Revenues	$ 2,865,285
2e. General Assessment @ .0015	$ 4,298
	(to page 1, line 2.A.)

MEDIOBANCA
Banca di Credito Finanziario

DA : ACCOUNTING

A : FSO - POST TRADING - TREASURY

DATA : 30/06/2023

VOGLIATE EFFETTUARE IL SEGUENTE GIRO:

D'ORDINE	: MEDIOBANCA S.P.A.
CONTO DA ADDEBITARE	: CHASUS33 - 219359285
VALUTA	: 30/06/2023
IMPORTO	: 1.110.000,00 USD
BENEFICIARIO	: MEDIOBANCA SECURITIES USA LLC - NEW YORK
CASH SSI	: conto presso **JP Morgan Chase Bank, N.A.** N. **579322386** Swift Code **CHASUS33**
RIFERIMENTO	: LETTER INTRAGROUP AGREEMENT 23.6.23 – FY22/23

Guarnerio M. Flappini E.

MEDIOBANCA
Banca di Credito Finanziario S.p.A.

MB Securities USA LLC
1450 Broadway
10018 New York, USA
Kind Attention Mr Gastone

Milan, 23rd June 2023

Letter Agreement

Dear Sirs,

Reference is made to the services provided by MB Securities USA LLC ("*MB USA*") to Mediobanca S.p.A. ("*MB SpA*") and governed by relevant infra-group agreements in force from time to time.

The parties hereby agree that, should MB USA not be able to generate enough volume of business to ensure that the revenues (the commissions paid or retroceded by MB S.p.A.) cover the costs incurred locally, MBUSA will receive from MB SpA an additional remuneration that guarantees break-even pre-tax income ("Break-even").

For the fiscal year ended June 30, 2023, MB SpA shall make a payment to MB USA in an amount expected to ensure Break-even for the year. During each financial year thereafter, MB SpA shall make partial payments to MB USA in quarterly instalments of an amount determined in order to ensure Break-even, determined according to quarterly reports and related accruals provided by MB USA on 30th September, 31st December, 31st March and finally adjusted on 30th June.

All payable amounts shall be invoiced by the relevant party within three months.

Any differences between the final adjustment amount due on the basis of 30th June report and the sum of the amounts previously paid quarterly in advance shall be duly settled between the Parties.

To the extent MB SpA makes a payment which results in pre-tax profit exceeding Break-even for any period, MB USA shall return the surplus amount to MB SpA costs within three months of determining the amount of the excess payment.

This letter Agreement is effective from 1st June 2023.

Please return a copy of this letter Agreement duly signed for acceptance.

Best regards,

Mediobanca - Banca di Credito Finanziario S.p.A.

____

MB Securities USA LLC

____

Mediobanca Banca di Credito Finanziario S.p.A.
Piazzetta Enrico Cuccia, 1
20121 Milano, Italia
Partita IVA: 10536040966
Codice fiscale e numero di iscrizione al Registro delle Imprese di Milano, Monza, Brianza, Lodi: 00714490158
Tel. +39 02 8829 1
Fax +39 02 8829 367
mediobanca.com